UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009

Commission File Number: 001-33766

AGRIA CORPORATION
Room 706, 7/F, Huantai Building, No. 12A
South Street Zhongguancun
Haidian District, Beijing 100081
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agria Corporation
By:	/s/ Raymond Lo
Name:	Raymond Lo
Title:	Acting Chief Financial Officer

Date: May 29, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release

Exhibit 99.1
Agria Director Resigns
Beijing, China — May 30, 2009 — Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an innovative China-based agri-solutions provider, today announced that Dr. Geoffrey Duyk recently resigned as a director of Agria. The Company would like to thank Dr. Duyk for his contributions and service since joining Agria’s Board of Directors in August 2007.
About Agria Corporation
Agria Corporation (NYSE: GRO) is an innovative China-based agri-solutions provider focusing on research and development, production and distribution of three different types of upstream agricultural products. Its diversified portfolio of products comprises corn seeds, sheep breeding and seedlings, including proprietary products. For more information about Agria Corporation, please visit www.agriacorp.com.
Contacts:

In China:	In the U.S.:
Matt Feng, Investor Relations	David Pasquale, Senior Vice President
China Tel: 133-1130-0320	U.S. Tel: +914-337-1117
matt.feng@agriacorp.com	david.pasquale@agriacorp.com
Safe Harbor Statement:
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated, and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.